October 22, 2009

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation

Form 20-F for the Fiscal Year Ended March 31, 2009

Filed August 3, 2009

File No. 001-31452

Dear Ms. Collins:

We are writing regarding your letter dated September 22, 2009 commenting on our Form 20-F filed on August 3, 2009. As we stated in our letter dated October 2, 2009, we are in the process of compiling a response to your letter and will submit the letter as soon as practicable. Unfortunately, we will not be able to submit our response by our originally planned date, but we expect to be able to submit it by November 2, 2009. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name:	Noriaki Yamaguchi
Title:	Representative Director and Chief Financial Officer

cc:	Jason Niethamer Christine Davis (Division of Corporation Finance Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)